FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
FOR September 28 2005
Commission File Number 000-29726
TIM Hellas Telecommunications S.A.
(Exact name of registrant as specified in its Charter)
TIM Hellas Telecommunications S.A.
(Translation of registrant’s name into English)
66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2005

TIM Hellas Telecommunications S.A.
By:	/s/ Socrates Kominakis
	Name:	Socrates Kominakis
	Title:	Chief Executive Officer

TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) hereby provides supplemental information relating to its financial and operating results for the six months ended June 30, 2005, as well as certain historical customer data and information relating to its financial and operating results for July and August 2005.
TIM Hellas Telecommunications S.A.
Condensed unaudited balance sheets

		December 31,	June 30,	June 30,
(in thousands)	Notes	2004	2005	2005
		(See Note 1)	unaudited	unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents		€14,084	€14,096	U.S.$	(1)17,053
Accounts receivable, net of allowance for doubtful accounts of €34,663 and €38,603 as of December 31, 2004 and June 30 2005 respectively		138,698	152,758		184,806
Inventories		8,601	12,214		14,777
Deferred income taxes		8,276	6,769		8,189
Amounts due from related companies		2,539	—		—
Other current assets		15,258	12,671		15,329
Total current assets		187,456	198,508		240,154
OTHER ASSETS
Other		3,441	3,559		4,306
		3,441	3,559		4,306
PROPERTY, PLANT AND EQUIPMENT	4
Cost		1,151,970	1,179,074		1,426,444
Less: Accumulated depreciation		(546,486)	(597,873)		(723,308)
		605,484	581,201		703,136
DISTRIBUTION NETWORK
Cost		29,347	29,347		35,504
Less: Accumulated amortization		(17,609)	(19,076)		(23,078)
		11,738	10,271		12,426
LICENSES
Cost		267,694	267,694		323,856
Less: Accumulated amortization		(71,463)	(78,970)		(95,538)
		196,231	188,724		228,318
TOTAL ASSETS		€1,004,350	€982,263	U.S.$	(1)1,188,340

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S.$1.3538 to €1.00 & on June 30, 2005 balances: U.S.$1.2098 to €1.00.
The accompanying notes are an integral part of these condensed unaudited interim financial statements.

TIM Hellas Telecommunications S.A.
Condensed unaudited balance sheets

		December 31,	June 30,	June 30,
(in thousands)	Notes	2004	2005	2005
		(See Note 1)	unaudited	unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		€176,790	€168,766	U.S.$	(1)204,175
Amounts due to related companies		13,104	—		—
Short-term debt due to related companies	5	20,000	—		—
Taxes other than income		6,823	6,265		7,579
Income taxes payable		20,358	22,504		27,225
Deferred revenue		19,244	13,541		16,383
Other current liabilities		29,875	27,001		32,666
Current portion of capital lease obligations		717	742		897
Current portion of asset retirement obligations		566	549		664
Total current liabilities		287,477	239,368		289,589
LONG-TERM LIABILITIES
Long-term debt	6	100,000	—		—
Long-term debt due to related companies	7	60,000	166,000		200,827
Staff retirement indemnities		2,252	2,634		3,185
Deferred income taxes		17,526	22,111		26,749
Other long-term liabilities		25,954	29,797		36,048
Capital lease obligations, less current portion		6,186	5,803		7,020
Long-term portion of asset retirement obligations		10,763	10,788		13,052
		222,681	237,133		286,881
COMMITMENTS AND CONTINGENCIES	12	14,047	14,378		17,394
SHAREHOLDERS’ EQUITY
Common Stock par value €1.53 as at December 31, 2004 and June 30, 2005 (Shares authorized, issued and outstanding 83,876,720 as at December 31, 2004 and June 30, 2005)		128,331	128,331		155,255
Additional paid-in capital		78,244	78,244		94,660
Retained earnings and statutory reserves		273,570	284,809		344,561
Total shareholders’ equity		480,145	491,384		594,476
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		€1,004,350	€982,263	U.S.$	(1)1,188,340

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances; U.S.$1.3538 to €1.00 & on June 30, 2005 balances: U.S.$1.2098 to €1.00.
The accompanying notes are an integral part of these condensed unaudited interim financial statements.

TIM Hellas Telecommunications S.A.
Condensed unaudited statements of income

	Notes	2004	2005	2005
Six months ended June 30, (in thousands, except share and per share data)		unaudited	unaudited	unaudited
Operating revenues
Revenues from telecommunication services	9	€387,648	€372,992	U.S.$	(1)451,246
Sales of handsets and accessories		20,737	21,720		26,276
Total operating revenues		408,385	394,712		477,522
Cost of sales and services provided
Cost of services provided	10	(148,976)	(154,169)		(186,514)
Cost of sales of handsets and accessories		(36,218)	(42,064)		(50,889)
Total cost of sales and services provided		(185,194)	(196,233)		(237,403)
Gross profit		223,191	198,479		240,119
Provision for doubtful accounts		(3,394)	(4,056)		(4,907)
Selling, general and administrative expenses	11	(164,660)	(152,515)		(184,512)
Operating income		55,137	41,908		50,700
Other income, (expense), net
Interest expense		(5,498)	(9,558)		(11,562)
Interest income		687	71		85
Other financial income, net		(460)	(928)		(1,123)
Other income		—	2,800		3,387
		(5,271)	(7,615)		(9,213)
Income before taxes		49,866	34,293		41,487
Provision for income taxes	8	(21,531)	(14,666)		(17,744)
Net income		€28,335	€19,627	U.S.$	(1)23,743
Amounts per common share:
Net income per share—basic and diluted		€0.34	€0.23	U.S.$	(1)0.28
Weighted average shares outstanding—basic and diluted		83,193,220	83,876,720		83,876,720

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances; U.S.$1.3538 to €1.00 & on June 30, 2005 balances: U.S.$1.2098 to €1.00.
The accompanying notes are an integral part of these condensed unaudited interim financial statements.

TIM Hellas Telecommunications S.A.
Condensed unaudited statements of cash flows

Six months ended June 30, (in thousands)	2004	2005	2005
	unaudited	unaudited	unaudited
Cash Flows from Operating Activities:
Net income	€28,335	€19,627	U.S.$(1)23,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,328	61,634	74,564
Deferred income taxes	3,206	6,092	7,370
Provision for staff retirement indemnities	302	381	461
Provision for commitments and contingencies	600	650	786
Provision for doubtful accounts	3,394	4,056	4,907
Provision for asset retirement obligation	227	8	9
Changes in operating assets and liabilities:
Accounts receivable	(15,854)	(18,116)	(21,916)
Inventories	315	(3,613)	(4,370)
Other current assets	1,105	5,008	6,059
Accounts payable	(32,081)	(8,024)	(9,707)
Income taxes payable	3,500	2,146	2,596
Deferred revenue and other liabilities	9,784	(18,714)	(22,640)
Net Cash provided by Operating Activities	66,161	51,135	61,862
Cash Flows from Investing Activities:
Capital expenditures	(55,068)	(28,377)	(34,330)
Net Cash used in Investing Activities	(55,068)	(28,377)	(34,330)
Cash Flows from Financing Activities:
Proceeds from short-term borrowings	8,400	—	—
Repayments of short-term debt due to related companies	—	(20,000)	(24,196)
Proceeds from long-term debt due to related companies	—	166,000	200,827
Repayment of long-term debt from related companies	—	(60,000)	(72,588)
Repayment of long-term debt	(74,067)	(100,000)	(120,980)
Net movement in capital lease obligations	(655)	(358)	(433)
Payment of dividends	(8,319)	(8,388)	(10,148)
Net Cash used in Financing Activities	(74,641)	(22,746)	(27,518)
Net (decrease)/increase in cash and cash equivalents	(63,548)	12	14
Cash and cash equivalents at beginning of year	66,769	14,084	17,039
Cash and cash equivalents at end of year	3,221	14,096	17,053
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
—Interest, net of amounts capitalized	2,684	5,996	7,254
—Income taxes	14,741	6,441	7,792
	€17,425	€12,437	U.S.$(1)15,046

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances; U.S.$1.3538 to €1.00 & on June 30, 2005 balances: U.S.$1.2098 to €1.00.
The accompanying notes are an integral part of these condensed unaudited interim financial statements.

TIM Hellas Telecommunications S.A.
Notes to the condensed unaudited financial statements
1. General:
On April 3, 2005, Troy GAC Telecommunications S.A. (“Troy GAC”), a wholly-owned subsidiary of Hellas Telecommunications II, entered into a stock purchase agreement with TIM International N.V. to acquire 80.87% of the shares of TIM Hellas Telecommunications S.A. (“TIM Hellas” or the “Company”). The acquisition became effective on June 15, 2005.
The accompanying condensed unaudited interim financial statements include the accounts of TIM Hellas and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.
In the opinion of the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the six month period ended June 30, 2005, are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2005. The financial statements presented in this report should be read in conjunction with the financial statements and notes for the three years ended December 31, 2004, incorporated in the Company’s FORM 20-F for the year ended December 31, 2004.
The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.
2. Significant accounting policies:
•	Basis of Financial Statements: The Company maintains its accounts under Greek tax and corporate regulations and has made adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

•	Other Comprehensive Income: Other comprehensive income refers to changes in net assets from transactions and other events, and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders’ equity and excluded from net income. The Company does not have any components of comprehensive income other than net income for any of the years presented.

•	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

•	Foreign Currency Transactions: For the periods presented the Company’s functional currency and reporting currency was the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of income.

•	Forward Exchange Contracts: Periodically the Company enters into forward exchange contracts to hedge the exposure of foreign exchange fluctuations associated with its normal business transactions. During 2004 and the first half of 2005, the Company had no outstanding forward exchange contracts. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the accompanying statements of income.
The off-balance sheet risk in outstanding forward exchange contracts involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it necessary to obtain collateral arrangements.

•	Cash and Cash Equivalents: The Company considers time deposits and certificates of deposits with original maturity of three months or less to be cash equivalents.

•	Inventories: Inventories, comprising of SIM cards, pre-paid airtime cards, handsets and related accessories are stated at the lower of cost or market. During 2004, the Company changed its method of accounting for its inventories from the first-in, first-out (FIFO) method to the moving average cost method. The effect of this change as at December 31, 2004 was €91 thousand decrease to net income.

•	Accounts Receivable, Concentration of Credit Risk and Allowance for Doubtful Accounts: Accounts receivable are carried at their net realizable value. Due to the large volume and diversity of the Company’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

•	Property, Plant and Equipment: Property, plant and equipment in the accompanying balance sheets are stated at cost including interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are charged to expenses as incurred, while replacements and improvements, including leasehold improvements, are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of income.

•	Depreciation: Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives. The rates used are as follows:

Annual rates
Buildings	3%-5%
Telecommunications systems, equipment and sites	5%-15%
Transportation equipment	25%
Furniture and equipment	20%
Software	25%
Leasehold improvements are amortized over the term of the lease.
•	Distribution Network: On March 24, 1999, the Company finalized a formal agreement with Germanos Batteries S.A. (“Germanos”), a Greek retail telecommunications and electronics dealer.
The total acquisition cost to the Company for the right to use Germanos’ distribution network amounted to €29.3 million, which has been classified as an asset in the accompanying balance sheets and is amortized over its average estimated useful life of 10 years.
•	Licenses: The License for the GSM 900 network, which was granted to the Company for a concession fee of €91.7 million, is being amortized over the term of the License of 20 years. The DCS 1800 License, which was granted to the Company for a concession fee of € 26.4 million, is being amortized over the term of the License of 15 years.
The UMTS License, which was granted to the Company for a concession fee of €146.7 million, is recorded in the Company’s financial statements as follows:
•	€102.7 million that represents the amount that was paid within 2001 and represents the first part of the concession fee of the license.

•	€34.5 million that represents the present value of the future installments of €44 million, of which €14.7 million is recorded in other current liabilities and the remainder is recorded in other long-term liabilities.

•	€4.2 million that represents the interest expense of the period from the acquisition of the license and up to December 31, 2003, which was capitalized. This amount is recorded in other long-term liabilities.

The UMTS license started to be amortized in 2004 as the Company entered into commercial UMTS operations. The license will be amortized over the remaining license term of 17 years.
The Company entered into an agreement to lease a Fixed Wire Access license in the 25 GHz frequency band. This lease is accounted for as a capital lease and is amortized over the term of the lease of 13 years. The present value of the minimum lease payments at the beginning of the lease term amounted to €8.2 million.
•	Goodwill and Other Intangible Assets: Effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.” The goodwill and indefinite-lived intangible assets impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives.

•	Impairment or Disposal of Long-Lived Assets: Long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which the Company adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds it fair value.

•	Reserve for Staff Retirement Indemnities: The reserve for staff retirement indemnities is provided for in accordance with SFAS No. 87 (disclosed in accordance with the requirements of SFAS No. 132R) and is based on an independent actuarial study.

•	Income Taxes: Deferred income taxes provide for the tax effects of temporary differences between financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

•	Advertising Costs: Advertising costs are expensed as incurred. The Company incurred €19,850 thousand and € 17,853 thousand in advertising costs for the six-month periods ended June 30, 2004 and 2005, respectively.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through the Company’s retail outlets), while revenues from the sale of pre-paid airtime cards and the pre-paid airtime, net of discounts allowed, included in the Company’s pre-paid GSM service packages are recognized based on usage.
Revenues from telecommunications services are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Accrued unbilled revenues for services provided amounted to €13,580 thousand and €16,888 thousand as of December 31, 2004 and June 30, 2005, respectively.
•	Deferred Revenue: Deferred revenue includes monthly service fees billed to customers in advance and the estimated unused portion of pre-paid airtime cards.

•	Net Income per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. During the periods included in the financial statements, diluted income per share was equivalent to basic income per share.

•	Segment Reporting: The Company provides mobile telecommunications services throughout the Hellenic Republic. Management considers that they operate and manage the business as one business and in one geographical segment.

•	Asset Retirement Obligation: Effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” Previously, the Company had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.
Over the course of its life, the Company has leased buildings or land upon which it constructs its transmission and relay towers. The company enters into new leases each year and, in most cases, has the right to renew the initial lease term. The Company is legally required to dismantle the towers and, where necessary, recondition the building at the end of the lease life.
The Company recognizes the fair value of a liability for the asset retirement obligations and capitalizes that cost as part of the cost basis of the leasehold improvement and depreciates it on a straight-line basis over the expected life of the leasehold improvements.
•	Recently Issued Accounting Standards:
In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FASB Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FASB Statement No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. FASB Statement No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. FASB Statement No. 154 also carries forward the provisions of FASB Statement No. 3 that govern reporting accounting changes in interim financial statements. FASB Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.
In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 05-6 (“EITF 05-6”), “Determining the Amortization Period for Leasehold Improvements.” EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the operating lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance in this consensus should be applied prospectively. For calendar-quarter companies, reasonably assured lease renewals should be considered in determining the amortization period of leasehold improvements acquired (either directly or in business combinations) in periods beginning after July 1, 2005.
3. Translations of euro amounts into U.S. dollars:
The financial statements are stated in euro. The translations of the euro amounts into U.S. dollars are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2005, which was U.S.$1.2098 to €1.00. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Property, plant and equipment:
The major classes of property, plant and equipment are as follows:

	December 31,	June 30,
(in thousands)	2004	2005
Cost:
Land	€3,407	€3,407
Buildings	59,396	62,556
Telecommunications systems, equipment and towers	691,654	719,490
Transportation equipment	757	757
Furniture and equipment	105,556	108,552
Software	249,568	259,666
Construction in progress	41,632	24,646
	1,151,970	1,179,074
Accumulated depreciation	(546,486)	(597,873)
Net book value	€605,484	€581,201
5. Short-term borrowings:
Short-term borrowings consist of drawdowns under various lines of credit maintained by the Company with several banks. As at December 31, 2004 the Company had short-term debt due to related companies (Telecom Italia Mobile S.p.A.) in the amount of €20 million, which has been repaid. The aggregate amounts of available lines of credit were €166.6 million and €37.5 million at December 31, 2004 and June 30, 2005, respectively, of which approximately €140.7 million and €31.6 million were unused as of the above dates. In addition, the Company has used the lines of credit to issue letters of guarantee amounting to €5.9 million as of December 31, 2004 and June 30, 2005.
The weighted average interest rate on short-term borrowings at December 31, 2004 was 2.64% and at June 30, 2005 was 3.03%.
6. Long-term debt:
Long-term debt is analyzed as follows:

	December 31,	June 30,
(in thousands)	2004	2005
Loan from European Investment Bank of:
● €100,000 repayable on December 14, 2007, bearing interest at the EURIBOR borrowing rate plus 0.15%. (2.12% at March 31, 2005)	€100,000	€—
Total Long-term debt	€100,000	€—
7. Long-term debt due to related companies:
On June 15, 2005, the Company issued two series of bonds, a Senior Secured Bridge Facility and a Revolving Credit Facility (“the Bonds”), in an aggregate principal amount of up to €416 million, of which the Senior Secured Bridge Facility is in an aggregate principal amount of up of €166 million and the Revolving Credit Facility is in an aggregate principal amount of up to €250 million. The Senior Secured Bridge Facility matures on June 15, 2013 and bears interest at Euro Interbank Offer Rate (“EURIBOR”) plus a margin of 3.03125%, to be increased to 3.503125% after six months. The Revolving Credit Facility matures on June 15, 2012 and bears interest at EURIBOR plus a margin ranging from 1.53125% to 2.28125%. On June 15, 2005, the original subscriber of the Bonds sold the Bonds to Hellas Telecommunications (Luxembourg) V, an affiliate of the Company. As of June 30, 2005, the Company had outstanding bond borrowings amounting to €166 million and unused facility amounting to €250 million. The Bonds are guaranteed by Hellas Telecommunications II, Hellas Telecommunications IV, affiliates of the Company and Troy GAC.
The funds raised were used for the early repayment and refinancing of €160 million of long-term debt outstanding on June 15, 2005, more specifically for the prepayment of a €100 million floating rate loan to the European Investment Bank and the €60 million fixed rate loan to Telecom Italia S.p.A.

8. Income taxes:
In accordance with Greek tax regulations, the income tax rate applicable to the Company was 35% for fiscal year 2004. Pursuant to Law 3296/2004, the tax rate for companies was reduced to 32% for fiscal year 2005, 29% for fiscal year 2006 and further reduced to 25% for fiscal year 2007 and onwards.
Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. The Company has been audited by the tax authorities up to fiscal year 2002.
The provision for income taxes reflected in the accompanying statements of income is analyzed as follows:

June 30, (in thousands)	2004	2005
Income taxes
Current Expense	€(18,325)	€(8,574)
Deferred (Expense) / Benefit	(3,206)	(6,092)
Total provision for income taxes	€(21,531)	€(14,666)
The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate (35% in 2004 and 32% in 2005) to pretax income is summarized as follows:

June 30, (in thousands)	2004	2005
Income tax at the statutory rate:	€(17,453)	€(10,974)
Effects of non-taxable income and expenses not deductible for tax purposes:
—Non deductible expenses	(3,422)	(3,468)
—Management/Brand fees	(656)	(224)
Provision for income taxes	€(21,531)	€(14,666)
9. Revenues from telecommunications services:
Revenues from telecommunications services reflected in the accompanying statements of income are analyzed as follows:

June 30, (in thousands)	2004	2005
Monthly service fees	€62,552	€78,128
Airtime revenues:
Outgoing calls	87,325	73,635
Incoming calls from fixed line networks	44,041	33,560
Incoming calls from other mobile operators’ networks	74,915	69,467
Incoming SMS from other mobile operators’ networks	3,555	6,315
Pre-paid airtime cards	74,681	64,028
Roaming revenues from the Company’s customers	8,337	9,213
Roaming revenues from customers of international GSM network operators	13,680	14,247
	369,086	348,593
Data communications	17,353	20,902
Other	1,209	3,497
Total	€387,648	€372,992
Pre-paid airtime cards include revenues from the sale of pre-paid airtime renewal cards.

10. Cost of services provided:
Cost of services provided reflected in the accompanying statements of income is analyzed as follows:

June 30, (in thousands)	2004	2005
Interconnection charges from fixed line operators	€8,663	€7,998
Interconnection charges from other mobile operators	78,292	76,615
Depreciation	35,144	42,541
Roaming charges from international GSM network operators	7,424	7,887
Payroll	7,332	7,560
Leased lines	2,382	1,740
Utilities	1,575	1,690
SIM cards	1,734	698
Installations’ rentals	6,430	7,440
Total	€148,976	€154,169
11. Selling, general and administrative expenses:
Selling, general and administrative expenses reflected in the accompanying statements of income are analyzed as follows:

June 30, (in thousands)	2004	2005
Commissions to dealers	€43,752	€43,813
Management—Brand fees	7,494	2,797
Advertising expenses	19,850	17,853
Payroll	16,865	18,964
Depreciation	19,169	10,119
Amortization of intangibles	9,015	8,974
Repair and maintenance	15,298	16,478
Consultancy and other third-party fees	8,757	8,541
Provision for litigation and claims	600	650
Utilities	3,914	4,261
Rentals	5,166	5,120
Other	14,780	14,945
Total	€164,660	€152,515
12. Contingencies:
The Company is a party to various litigation and claims, the major of which are:
Delan Arbitration: The Company is involved in a dispute with Delan Cellular Services S.A. (“Delan”) relating to a September 1996 agreement between the Company and Delan, pursuant to which Delan agreed to develop and market pre-paid telecommunications services using the Company’s network. The Company terminated the agreement in January 1997 because of Delan’s failure to adequately develop a platform for the pre-paid product in accordance with the contractual timetable. The Company subsequently developed the product, and Delan filed a claim against the Company in a Greek arbitration tribunal in February 1998, seeking damages of approximately €343,000 due to breach of contract and €79.5 million in lost profits plus accrued interest (which is calculated by the Greek courts from the date the claim was filed to the date of the judgment using the Bank of Greece interest rates). Although the arbitration proceeding concluded in March 2001, the arbitration panel president was unable to reach a decision and, as a result, he submitted his resignation in December 2003. A new chairman of the arbitration panel was appointed to the matter in January 2005, at which time Delan also submitted additional evidence. New hearings on this matter were held in April 2005 and the company expects it could take up to a year before a final decision is reached.
Management and legal counsel believe that the Company’s defense is strong and well-founded and the Company will vigorously defend its position; however, an adverse result could have a material adverse effect on the Company’s financial condition and results of operations.
Vasilias Enterprises S.A. Litigation: In March 2001, Vasilias Communications S.A. (“Vasilias”), one of our master dealers, filed suit against the Company claiming damages of over €9.2 million for breach of contract. Following Vasilias’ bankruptcy, the Company filed a counterclaim totaling €1.8 million for damages resulting from Vasilias’ closure of its stores after receiving financial support from TIM Hellas. A decision from the Athens Court of First Instance ruled in favor of Vasilias and awarded Vasilias €1.0 million in damages for lost profits. This decision was appealed by both parties.
Subsequently, the Court of Appeals issued a ruling in September 2004 and awarded Vasilias €1.1 million in damages for lost profits plus accrued interest and €50,000 for legal expenses. The Company expects to file a petition for the amendment of this ruling before the Supreme Court in the near future and the Company expects Vasilias to file a petition as well.
Vasilias has recently filed a second claim against the Company in February 2005 related to claims of a similar nature as described above but for the period following the filing of the first claim from the first quarter of 2001 through to the end of 2001. In this claim, they are seeking damages of approximately €1.9 million for lost profits. A hearing on this matter has been scheduled for October 2006.
Lantec Communications S.A. Litigation: Lantec Communications S.A. (“Lantec”), one of the Company’s former master dealers, filed suit against TIM Hellas in March 2002, claiming damages of approximately € 52.7 million in lost profits relating to the termination by the Company of its exclusive agreement with Lantec due to Lantec’s failure to meet the targets of the Company’s commercial policy as stipulated in the agreement, as well as for breach of contract. The claim was dismissed by the Multimember First Instance Court of Athens following a hearing in March 2004 and the Company was awarded €1.1 million for legal fees. Lantec appealed this ruling and a hearing date for the appeal has been set for November 10, 2005.
Other: In the normal course of business, the Company is at times subject to other pending and threatened legal actions and proceedings. Management believes that the outcome of such actions and proceedings will not have a material adverse effect on the financial position or results of operations of the Company.
13. Subsequent events:
On July 28, 2005 the Greek government prefecture provided approval of the registration of the preliminary merger agreement between TIM Hellas and Troy GAC in the registry of companies limited by shares. The merger agreement would effect a cash-out merger under Greek law, in which TIM Hellas would be merged with and into Troy GAC.
Following the completion on June 15, 2005 of the acquisition of the controlling stake in TIM Hellas by Troy GAC, the two companies began a process under Greek law to undertake a cash-out merger whereby TIM Hellas, public shareholders would receive a per share price of €16.42475, which is the same price per share paid to TIM International N.V. for its 80.87% equity stake in the Company.

Discussion of Selected Recent Financial and Operating Results
Customer base
The table below sets forth selected customer data for our business for the periods indicated:

						At the
						month
				At or for the six months		ended
	At or for the year ended December 31,			ended June 30,		August 31,
	2002	2003	2004	2004	2005	2005
	(unaudited)
Contract Customers:
Customers at beginning of period	662,763	767,916	817,914	817,914	803,306	—
Disconnections during period	264,332	313,033	301,132	140,575	139,555	—
New activations during period	369,485	363,031	286,524	135,206	138,977	—
Customers at end of period	767,916	817,914	803,306	812,545	802,728	811,809
Pre-paid Customers:
Customers at beginning of period, as reported(1)	1,472,575	1,745,726	1,584,863	1,584,863	1,520,560	—
Disconnections during period	484,229	796,123	576,964	220,834	379,810	—
New activations during period	757,380	635,260	512,661	290,506	313,834	—
Customers at end of period, as reported(1)	1,745,726	1,584,863	1,520,560	1,654,535	1,454,584	1,496,497
Active customers at end of period(2)	n/a	1,140,999	1,017,781	1,110,766	1,094,325	1,155,059
Total customers at beginning of period(3)	2,135,338	2,513,642	2,402,777	2,402,777	2,323,866	—
Total disconnections during period	(748,561)	(1,109,156)	(878,096)	(361,409)	(519,365)	—
Total new activations during period	1,126,865	998,291	799,185	425,712	452,811	—
Total customers at end of period(3)	2,513,642	2,402,777	2,323,866	2,467,080	2,257,312	2,308,306
Total customer growth over prior year(3)	17.7%	(4.4)%	(3.3)%	(7.7)%	(8.5)%	—

(1) In late 2003, we shortened the disconnection cycle for our pre-paid customers from approximately 19 months following the most recent activity on their pre-paid accounts to approximately 13 months. As a result of this policy change, our reported number of pre-paid customers at December 31, 2003 and the periods thereafter included only those customers who had made or received a call, or sent or received an SMS, using their pre-paid account within the preceding 13 months. The reported number of pre-paid customers as of December 31, 2002 reflects our prior 19 month disconnection policy.
(2) Active pre-paid customers are those that have accounts that have been used for voice, messaging or data services within the preceding three months. We did not monitor active pre-paid customer data in periods prior to the year ended December 31, 2003.
(3) Comprised of total contract customers and total pre-paid customers, as reported.
Our total number of customers decreased 8.5% to 2,257,312 at June 30, 2005, compared with 2,467,080 at June 30, 2004, primarily as a result of an increased number of disconnections by our pre-paid customers due to aggressive marketing campaigns in early 2004, such as giving away free pre-paid airtime cards and offering vendor incentives to attract new customers, which generated significant numbers of new pre-paid customers that did not continue to use our services and were subsequently disconnected in early 2005. Accordingly, our total number of reported pre-paid customers was 1,454,584 at June 30, 2005, a 12.1% decrease compared with 1,654,535 at June 30, 2004 and our total number of contract customers decreased slightly, by 1.2%, to 802,728 at June 30, 2005, compared with 812,545 at June 30, 2004.
Our total number of customers has grown in recent months, increasing to 2,282,062 at July 31, 2005 and further increasing to 2,308,306 at August 31, 2005, from 2,257,312 at June 30, 2005. This increase was more pronounced in our reported pre-paid customer base, which grew 2.9% from 1,454,584 at June 30, 2005 to 1,496,497 at August 31, 2005, driven primarily by seasonality and the continued popularity of our “TIM Non-Stop” pre-paid option. Our contract customer base increased 1.1% from 802,728 at June 30, 2005 to 811,809 at August 30, 2005, largely as a result of our more frequent handset upgrade offers to contract customers.
We are increasingly focused on tracking our “active” pre-paid customers because the AMOU and ARPU of these customers are the most significant drivers of the financial results generated by our pre-paid customer base. We consider a pre-paid customer to be active if the account has been used for voice, messaging or data services within the preceding three months. Approximately 66.9% of our 1,017,781 total number of reported pre-paid customers were active as of December 31, 2004, compared with 72.0% a year earlier. The decreased proportion of active customers in our total number of pre-paid customers in 2004 was largely due to our marketing campaigns in early 2004 attracting customers that did not, in many cases, remain active. As of June 30, 2005, approximately 75.2%, or 1,094,325, of our 1,454,584 total number of reported pre-paid customers were active, whereas approximately 67.1% of our total number of reported pre-paid customers were active as of June 30, 2004. This increase was caused in large part by the disconnection of customers in early 2005 who did not continue to use our services after receiving free pre-paid airtime cards in connection with our marketing campaigns in early 2004. As of August 31, 2005, 77.2% of our reported pre-paid customer base was active, as compared with 75.2% at June 30, 2005, largely because of the recent additions to our pre-paid customer base.
Churn
“Churn” refers to customer disconnections, which can occur for a number of reasons. In the case of voluntary churn, customers may decide that they no longer require, or cannot afford, mobile telecommunications services or that they wish to switch to a competing network. Involuntary churn is the result of our termination of customers’ service due to non-payment of bills, inactivity or suspected fraudulent use.
The table below sets forth our churn rate for the periods indicated:

		Six months ended
		June 30,
	2004(1)	2005(1)
Churn:(2)
Pre-paid	27.1%	51.7%
Contract	34.8%	34.9%
Blended total	29.7%	45.8%

(1) The figures for the six months ended June 30, 2005 and June 30, 2004 are annualized churn rates. Annualized churn is calculated by dividing the total number of disconnections in the six-month period by the average number of customers (calculated as the average of the total number of customers at month end and the total number of customers at the end of the previous month) during the six-month period, and multiplying by two.
(2) Churn is calculated by dividing the total number of customer disconnections (including customers who disconnect and reactivate with us with a different phone number) for the period by the average number of customers for the period. The average number of customers for the period is calculated by taking the average of each month’s average number of customers (calculated as the average of the total number of customers at month end and the total number of customers at the end of the previous month) during the period.
The high pre-paid customer churn rate in the first six months of 2005 was the result of aggressive marketing campaigns in early 2004, such as giving away free pre-paid airtime cards and offering vendor incentives to attract new customers, which generated significant numbers of new pre-paid customers that did not continue to use our services and were subsequently disconnected in early 2005. Our annualized blended churn rate decreased to 35.4% and 36.4% for July and August 2005, respectively, driven primarily by the success of our loyalty programs in retaining contract customers and by changes to our aggressive marketing campaigns in mid-2004. These changes reduced the number of new customers generated by these campaigns that did not remain active customers, and thus reduced the number of pre-paid customer disconnections 13 months later.
ARPU
The table below sets forth our ARPU for the periods indicated:

					Six months ended
		Year ended December 31,				June 30,
(In euro)	2002	2003		2004	2004	2005
	(unaudited)
ARPU
Pre-paid customers, as reported(1)	€13.5	€12.2	(2)	€13.3	€13.4	€11.9
Active pre-paid customers(3)	—	19.5	(4)	19.5	19.4	17.1
Contract customers(5)	43.9	46.8		50.1	49.9	52.1
Blended total(6)	24.4	23.8	(2)	27.1	26.5	27.4
Increase (decrease) from prior period	8.3%	(2.2)%		13.5%	13.7%	3.3%

(1) ARPU for the reported pre-paid segment is defined as total reported pre-paid customers service revenues for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average reported pre-paid customers.
(2) Excludes effect on the average number of pre-paid customers, as reported, of the disconnection of approximately 382,000 inactive pre-paid customers on December 31, 2003 due to a change in our disconnection policy.

(3) ARPU for the active pre-paid segment is defined as total active pre-paid customers service revenues for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average active pre-paid customers. We did not monitor active pre-paid customer data for periods prior to the year ended December 31, 2003.
(4) Because we did not monitor active pre-paid customer data prior to January 1, 2003, we have calculated the average number of active customers for the year ended December 31, 2003 by assuming the active customer base as at December 31, 2002 as the same number as at January 31, 2003.
(5) ARPU for the contract segment is defined as total contract customer service revenues for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average contract customers.
(6) Blended ARPU is defined as total service revenues for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average total customers comprised of average total contract customers and average total pre-paid customers, as reported.
Blended ARPU increased by 3.3% in the six months ended June 30, 2005 to €27.4, compared with €26.5 in the six months ended June 30, 2004, due to an increase in ARPU for our contract customers resulting from the success of our bundled minutes offers.
Traffic volume
The table below sets forth selected traffic data for our business for the periods indicated:

					Six months ended
		Year ended December 31,				June 30,
(In minutes)	2002	2003		2004	2004	2005
	(unaudited)
Total traffic (in millions of minutes)(1)	2,120.5	2,709.9		3,087.4	1,503.8	1,662.4
Increase over prior year	35.0%	27.8%		13.9%	21.0%	10.5%
AMOU:
Pre-paid customers, as reported(2)	39.0	35.3	(3)	39.7	39.0	47.4
Active pre-paid customers(4)	—	56.3	(5)	58.3	56.4	67.8
Contract customers(6)	160.3	201.0		238.7	231.4	259.3
Blended total(7)	77.5	84.8	(3)	106.4	102.9	122.1
Increase over prior year	10.7%	9.4%		25.5%	28.6%	18.6%

(1) Includes mobile-to-mobile, mobile-to-fixed, and fixed-to-mobile calls (national and international).
(2) AMOU for the reported pre-paid segment is defined as total reported pre-paid traffic minutes for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average reported pre-paid customers.
(3) Excludes effect on the average number of pre-paid customers, as reported, of the disconnection of approximately 382,000 inactive pre-paid customers on December 31, 2003 due to a change in our disconnection policy.
(4) AMOU for the active pre-paid segment is defined as total active pre-paid traffic minutes for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average active pre-paid customers. We did not monitor active pre-paid customer data prior to January 1, 2003.
(5) Because we did not monitor active pre-paid customer data prior to January 1, 2003, we have calculated the average number of active customers for the year ended December 31, 2003 by assuming the active customer base as at December 31, 2002 as the same number as at January 31, 2003.
(6) AMOU for the contract segment is defined as total contract traffic (including roaming traffic by customers of other operators) minutes for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average contract customers.
(7) Blended AMOU is defined as total traffic minutes (including roaming traffic by customers of other operators) for the period divided by 12 or six (representing number of months used), as applicable, over the period’s average total customers (comprised of average total contract customers and average total pre-paid customers, as reported).
Our total traffic minutes increased 10.5% to 1,662.4 million minutes in the six months ended June 30, 2005, compared with 1,503.8 million minutes in the six months ended June 30, 2004. AMOU increased 18.6% from 102.9 in the six months ended June 30, 2004, compared with 122.1 in the six months ended June 30, 2005 primarily due to the increased voice traffic of our contract customers and the popularity of certain new service offerings in the pre-paid segment, such as “TIM Non-Stop,” an option that allows “TIM Free2Go” users to enjoy 500 minutes of calls to a specific TIM number each month for a fixed tariff.
Our total traffic minutes in the two months of July and August 2005 were 734.8 million, an increase of 32.1% over our total traffic minutes of 556.1 million in the two months of July and August 2004, primarily due to the popularity of our “TIM Non-stop” option.
Seasonality
Our business is subject to a certain degree of seasonality as a higher percentage of our annual total revenue is earned during the summer than at other times of the year. From 2001 through 2004, we earned approximately 37.0% of our total annual revenue in the four month summer period from June through September. We experience a higher number of new customers and increased roaming revenues during the summer months, mainly due to increased sales of pre-paid services and increased roaming revenue from tourists in Greece and our customers who travel abroad. For example, from 2001 through 2004 these roaming revenues represented approximately 8% to 11% of our total monthly revenue in June, July, August and September, as compared with approximately 2% to 3% of our total monthly revenue in other months. There is almost no additional cost associated with this increased roaming traffic, and accordingly, these roaming revenues enhance our revenue and profitability in the second half of our fiscal years. Also, we experience increased handset sales and SMS traffic leading up to the Christmas and New Years holidays, respectively.

Comparison of the six months ended June 30, 2005 to the six months ended June 30, 2004
Operating revenues
The table below sets forth the components of our operating revenues for the periods indicated:

	Six months ended June 30,
		(unaudited)
(In thousands)	2004	2005
Operating revenues:
Monthly service fees	€62,552	€78,128
Airtime revenues:
Outgoing calls	87,325	73,635
Incoming calls from fixed line networks	44,041	33,560
Incoming calls from other mobile operators’ networks	74,915	69,467
Incoming SMS from other mobile operators’ networks(1)	3,555	6,315
Pre-paid airtime cards	74,681	64,028
Roaming revenues from our customers	8,337	9,213
Roaming revenues from customers of international GSM network operators	13,680	14,247
Total airtime revenues	306,534	270,465
Data communications revenues	17,353	20,902
Other revenues(2)	1,209	3,497
Total revenues from telecommunications services(3)	387,648	372,992
Of which, outgoing revenues	251,457	249,403
Of which, incoming revenues	136,191	123,589
Revenues from the sales of handsets and accessories	20,737	21,720
Total operating revenues	€408,385	€394,712

(1) Interconnection tariffs for the termination of SMS messages were introduced in the Greek market on April 1, 2004.
(2) Includes connection fees associated with certain value-added services, including data transmission services such as Fixed Wireless Access Services.
(3) Total revenues from telecommunications services is comprised of outgoing and incoming revenues as follows:

	Six months ended June 30,
		(unaudited)
(In thousands)	2004	2005
Outgoing revenues:
Monthly service fees	€62,552	€78,128
Outgoing calls	87,325	73,635
Pre-paid airtime cards	74,681	64,028
Roaming revenues from our customers	8,337	9,213
Data communications revenues	17,353	20,902
Other revenues	1,209	3,497
Total outgoing revenues	€251,457	€249,403
Incoming revenues:
Incoming calls from fixed line networks	€44,041	€33,560
Incoming calls from other mobile operators’ networks	74,915	69,467
Incoming SMS from other mobile operators’ networks	3,555	6,315
Roaming revenues from customers of international GSM network operators	13,680	14,247
Total incoming revenues	€136,191	€123,589
Total operating revenues decreased by 3.3% to €394.7 million in the six months ended June 30, 2005, compared with €408.4 million in the six months ended June 30, 2004. This was primarily a result of a decrease in airtime revenues due to a decrease in interconnection tariffs and a decrease in the number of pre-paid customers, partially offset by an increase in both monthly service fees and data communications revenues.
Total airtime revenues decreased by 11.8% to €270.5 million in the six months ended June 30, 2005, compared with €306.5 million in the six months ended June 30, 2004 due to lower revenues from outgoing and incoming calls and lower revenues from pre-paid airtime cards, offset in part by higher revenues from SMS from other mobile operators and higher roaming revenues.
Revenues from outgoing calls, which exclude pre-paid airtime card revenues, decreased by 15.7% to €73.6 million in the six months ended June 30, 2005, compared with €87.3 million in the six months ended June 30, 2004, mainly due to lower interconnection revenues and correspondingly lower tariffs charged to our customers, as well as reduced outgoing traffic volumes.
Revenues from incoming calls originating on fixed line networks decreased by 23.8% to €33.6 million in the six months ended June 30, 2005, compared to €44.0 million in the six months ended June 30, 2004 due primarily to decreased fixed-to-mobile interconnection tariffs and a slight decrease in incoming traffic from fixed line networks.
Revenues from incoming calls originating on other mobile operators’ networks decreased by 7.3% to €69.5 million in the six months ended June 30, 2005, compared with €74.9 million in the six months ended June 30, 2004 due to lower mobile-to-mobile interconnection tariffs, despite an increase in traffic volume.
Revenues from incoming SMS from other mobile operators increased by 77.6% to €6.3 million in the six months ended June 30, 2005, compared with €3.6 million in the six months ended June 30, 2004 due to the introduction in the Greek market of interconnection tariffs for the termination of SMS messages on April 1, 2004.
Roaming revenues from customers of other mobile operators traveling in Greece increased by 4.1% to €14.2 million in the six months ended June 30, 2005, compared with €13.7 million the six months ended June 30, 2004 due to a higher number of mobile customers visiting Greece. Roaming revenues generated by our customers traveling outside Greece increased by 10.5% to €9.2 million in the six months ended June 30, 2005, compared with €8.3 million in the six months ended June 30, 2004 due to higher call traffic by our customers traveling abroad.
Revenue from pre-paid airtime cards was €64.0 million in the six months ended June 30, 2005, a decrease of 14.3% compared with € 74.7 million in the six months ended June 30, 2004 due to the lower number of pre-paid customers and increased price competition among mobile network operators in Greece.
Monthly service fees increased by 24.9% to €78.1 million in the six months ended June 30, 2005, compared with €62.6 million in the six months ended June 30, 2004, primarily due to the increase of bundled-minutes based customers in our customer base, resulting in an increase in average monthly service fees.
Data communications revenues increased by 20.5% to €20.9 million in the six months ended June 30, 2005, compared with €17.4 million in the six months ended June 30, 2004, due to a greater number of customers using value-added services such as ring tones, logos, and MMS.
Revenues from the sales of handsets and accessories increased by 4.7% to €21.7 million in the six months ended June 30, 2005, compared with €20.7 million in the six months ended June 30, 2004 due to an increased number of handsets sold and the opening of new TIM stores in 2005.

Cost of sales and services provided
The table below sets forth the components of our total cost of sales and services provided, expressed in euro and as a percentage of total operating revenues for the periods indicated:

			Six months ended June 30,
				(unaudited)
(In thousands, except percentages)	2004		2005
Cost of services provided:
Interconnection charges payable to fixed line operators	€8,663	2.1%	€7,998	2.0%
Interconnection charges payable to other mobile operators	78,292	19.2	76,615	19.4
Roaming charges payable to international GSM network operators	7,424	1.8	7,887	2.0
Depreciation	35,144	8.6	42,541	10.8
Leased line charges payable to fixed line operators	2,382	0.6	1,740	0.4
Payroll	7,332	1.8	7,560	1.9
Installations’ rentals	6,430	1.6	7,440	1.9
Utilities	1,575	0.4	1,690	0.4
SIM Cards	1,734	0.4	698	0.2
Total cost of services provided	148,976	36.5	154,169	39.0
Cost of sales of handsets and accessories	36,218	8.9	42,064	10.7
Total cost of sales and services provided	€185,194	45.4%	€196,233	49.7%
Total cost of sales and services provided increased by 6.0% to € 196.2 million in the six months ended June 30, 2005, compared with €185.2 million in the six months ended June 30, 2004. This was primarily a result of a 16.1% increase in the cost of sales of handsets and accessories, mainly due to increased handset sales in line with our strategy of retaining valued customers by offering more frequent handset upgrades, and a 3.5% increase in the cost of services provided, mainly as a result of higher depreciation charges offset by a slight decrease in interconnection charges.
Interconnection charges payable to fixed line operators decreased by 7.7% to €8.0 million in the six months ended June 30, 2005, compared with €8.7 million in the six months ended June 30, 2004, primarily as a result of decreased fixed-to-mobile interconnection rates. As a percentage of total operating revenues, these interconnection charges were 2.0% in the six months ended June 30, 2005 as compared with 2.1% in the six months ended June 30, 2004.
Interconnection charges payable to other mobile operators decreased by 2.1% to €76.6 million in the six months ended June 30, 2005, compared with €78.3 million in the six months ended June 30, 2004 due to decreased mobile-to-mobile interconnection rates partially offset by increased call and SMS traffic. We incurred €70.2 million in voice interconnection charges and €6.4 million in SMS interconnection charges during the six months ended June 30, 2005.
Roaming charges payable to other international operators increased 6.2% to €7.9 million in the six months ended June 30, 2005, compared with €7.4 million in the six months ended June 30, 2004, mainly as a result of higher roaming traffic from our customers traveling abroad.
Depreciation increased by 21.0% to €42.5 million in the six months ended June 30, 2005, compared with €35.1 million in the six months ended June 30, 2004, mainly as a result of the continued build-out of our GSM and UMTS networks.
Leased line charges payable to fixed line operators decreased by 27.0% to €1.7 million in the six months ended June 30, 2005, compared with €2.4 million in the six months ended June 30, 2004, mainly due to lower prices paid for leased lines resulting from the reduction of the maximum charges permitted by the NTPC for leased line rental.
Payroll charges associated with our network increased by 3.1% to € 7.6 million in the six months ended June 30, 2005, compared with €7.3 million in the six months ended June 30, 2004 due to lower headcount offset by salary increases.
Installations rentals increased by 15.7% to €7.4 million in the six months ended June 30, 2005, compared with €6.4 million in the six months ended June 30, 2004, mainly due to the increased number of leased sites resulting from our network build-out.
The cost of utilities increased by 7.3% to €1.7 million in the six months ended June 30, 2005, compared with €1.6 million in the six months ended June 30, 2004, mainly due to our network build-out and inflation.
The cost of purchasing SIM cards decreased by 59.7% to €0.7 million in the six months ended June 30, 2005, compared with € 1.7 million in the six months ended June 30, 2004, mainly due to lower unit costs.

Cost of sales of handsets and accessories increased by 16.1% to € 42.1 million in the six months ended June 30, 2005, compared with €36.2 million in the six months ended June 30, 2004, mainly due to a higher number of handsets sold.
Gross profit
Gross profit (total operating revenues less total cost of sales and services provided) decreased to €198.5 million in the six months ended June 30, 2005, compared with €223.2 million in the six months ended June 30, 2004, primarily due to lower revenues, higher depreciation charges and increased costs of sales of handsets and accessories. These same factors lead to a gross margin (gross profit as a percentage of operating revenues) of 50.3% in the six months ended June 30, 2005, compared with 54.7% in the six months ended June 30, 2004.
Selling, general and administrative expenses
The table below sets forth the components of our selling, general and administrative expenses expressed in euro and as a percentage of total operating revenues for the periods indicated:

		Six months ended June 30,
		(unaudited)
(In thousands, except percentages)	2004		2005
Selling, general and administrative expenses:
Commissions to dealers	€43,752	10.7%	€43,813	11.1%
Management fees(1)	7,494	1.8	—	—
Brand fees(2)	—	—	2,797	0.7
Advertising expenses	19,850	4.9	17,853	4.5
Payroll expenses	16,865	4.1	18,964	4.8
Depreciation and amortization	28,184	6.9	19,093	4.8
Repair and maintenance expenses	15,298	3.7	16,478	4.2
Consultancy and other third-party fees	8,757	2.1	8,541	2.2
Provision for litigation and claims	600	0.1	650	0.2
Utilities	3,914	1.0	4,261	1.1
Rentals	5,166	1.3	5,120	1.3
Other	14,780	3.6	14,945	3.8
Total selling, general and administrative expenses	€164,660	40.3%	€152,515	38.6%
(1) Periodic cash payments to TIM Italia for technical and other expertise in an amount, since January 2002, equal to 2.24% of our total revenues, calculated based on total revenues, net of VAT and other indirect taxes, net of mobile-to-mobile interconnection charges payable to other mobile operators and as recorded in our statutory accounts. Our payment obligations with respect to these management fees terminated on December 31, 2004.
(2) On June 15, 2005, with retroactive effect to January 1, 2005, we entered into a trademark license agreement for the use of certain TIM brands and the payment of brand fees to TIM Italia equal to 0.75% of our annual invoiced revenue from telecommunications services. This brand fee will accrue until the earlier of the termination of the trademark license agreement or its expiration on December 31, 2009. The brand fee is payable in cash to TIM Italia in a lump sum on January 30, 2010, unless the trademark license agreement is terminated prior to its expiration, in which case the brand fee is due on December 31, 2009.
Total selling, general and administration expenses decreased by 7.4% to €152.5 million in the six months ended June 30, 2005, compared with €164.7 million in the six months ended June 30, 2004. The decrease was primarily due to the expiration of the management fee arrangement with TIM Italia, and the termination of the related periodic cash payments, on December 31, 2004, decreased advertising expenses and a decrease in depreciation and amortization partially offset by an increase in payroll expenses.
Commissions to dealers remained stable at €43.8 million in the six months ended June 30, 2005, compared with €43.8 million in the six months ended June 30, 2004. Commissions to dealers as a percentage of total operating revenues were 11.1% in the six months ended June 30, 2005, compared with 10.7% in the six months ended June 30, 2004.
Management fees and brand fees decreased by 62.7% to €2.8 million in the six months ended June 30, 2005, compared with € 7.5 million in the six months ended June 30, 2004 because of the expiration of the management fee arrangement with TIM Italia, and the related periodic cash payments on December 31, 2004 and our trademark license agreement with TIM Italia entered into on June 15, 2005, with retroactive effect to January 1, 2005, which includes payment of brand fees to TIM Italia equal to 0.75% of our annual invoiced revenue from telecommunications services. This brand fee will accrue until the earlier of the termination of the trademark license agreement or its expiration on December 31, 2009. The brand fee is payable in cash to TIM Italia in a lump sum on January 30, 2010, unless the trademark license agreement is terminated prior to its expiration, in which case the brand fee is due on December 31, 2009.
Advertising expenses decreased by 10.1% to €17.9 million in the six months ended June 30, 2005, compared with €19.9 million in the six months ended June 30, 2004, mainly due to higher expenses in 2004 in connection with our rebranding campaign.
Payroll expenses increased by 12.4% to €19.0 million in the six months ended June 30, 2005, compared with €16.9 million in the six months ended June 30, 2004, principally due to increased headcount as a result of terminating outsourcing activity related to customer care.
Depreciation and amortization decreased by 32.3% to €19.1 million in the six months ended June 30, 2005, compared with € 28.2 million in the six months ended June 30, 2004, mainly as a result of a decrease in our non-network assets, including our previous pre-paid billing platform and non-network computer hardware and software.
Repair and maintenance expenses increased by 7.7% to €16.5 million in the six months ended June 30, 2005, compared with € 15.3 million in the six months ended June 30, 2004, principally as a result of our network expansion.
Consultancy and third-party fees decreased by 2.5% to €8.5 million in the six months ended June 30, 2005, compared with € 8.8 million in the six months ended June 30, 2004, mainly due to increased consulting requirements in early 2004 in preparation for the Olympic Games.
Our provision for litigation and claims increased by 8.3% to € 0.7 million in the six months ended June 30, 2005, compared with €0.6 million in the six months ended June 30, 2004, primarily due to an additional litigation provision.
Utilities expenses increased by 8.9% to €4.3 million in the six months ended June 30, 2005, compared with €3.9 million in the six months ended June 30, 2004, primarily due to inflation and business expansion, such as the installation of our new pre-paid billing platform in our Athinon Avenue facility.
Rental expenses decreased by 0.9% to €5.1 million in the six months ended June 30, 2005, compared with €5.2 million in the six months ended June 30, 2004, primarily due to efficiency improvements in office allocations.
Other expenses increased by 1.1% to €14.9 million for the six months ended June 30, 2005, compared with €14.8 million in the six months ended June 30, 2004 due to higher indirect VAT paid in connection with our television advertising.
Interest and other income (expense), net
The table below sets forth interest and other financial income (expense), net for TIM Hellas for the periods indicated:

	Six months ended June 30,
	(unaudited)
(In thousands)	2004	2005
Interest and other income (expense), net:
Interest expense, net	€(5,108)	€(10,342)
Foreign exchange losses, net	(163)	(73)
Other income	—	2,800
Total interest and other expense, net	€(5,271)	€(7,615)
Total interest and other financial expense, net, increased by 44.5% to €7.6 million in the six months ended June 30, 2005, compared with €5.3 million in the six months ended June 30, 2004, primarily as a result of the early repayment of €166.0 million of outstanding debt of TIM Hellas on June 15, 2005, offset by the proceeds from the sale of the “Telestet” brand name to TIM Italia, each in connection with the purchase of the shares of TIM Hellas by Troy GAC, TIM Hellas’ current controlling shareholder. Interest expense, net, increased by 102.5% to €10.3 million in the six months ended June 30, 2005, compared with €5.1 million in the six months ended June 30, 2004. Also in connection with the acquisition of shares of TIM Hellas by Troy GAC, affiliates of TIM Hellas incurred substantial amounts of indebtedness. The interest expense relating to this indebtedness will be substantial, and will be significantly higher than the interest payment obligations to which TIM Hellas has historically been subject.

Our minimal foreign exchange losses in the six months ended June 30, 2005 and in the six months ended June 30, 2004 were mainly due to fluctuations in the U.S. dollar and British pound sterling, the foreign currencies in which some of our suppliers’ contracts are denominated, against the euro.
Income tax (provision) benefit
In the six months ended June 30, 2005, we recorded an income tax provision of €14.7 million, a decrease of 31.9% from the six months ended June 30, 2004, when we recorded an income tax provision of € 21.5 million. As a percentage of income before income taxes, the provision for income taxes in the six months ended June 30, 2005 and the six months ended June 30, 2004 was 42.8% and 43.2%, respectively.
Liquidity and capital expenditures
Liquidity
The table below sets forth, for the periods indicated certain information about our cash flows:

		Six months ended
		June 30,
		(unaudited)
(In thousands)	2004	2005
Cash and cash equivalents at beginning of period(1)	€66,769	€14,084
Cash from operating activities	66,161	51,135
Cash used in investing activities	(55,068)	(28,377)
Cash used in financing activities	(74,641)	(22,746)
Cash and cash equivalents at end of period	€3,221	€14,096
(1) In addition, our affiliate, Troy GAC, had €84.0 million of cash and cash equivalents as of June 30, 2005.
Cash from operating activities decreased by 22.7% to €51.1 million in the six months ended June 30, 2005, compared with €66.2 million in the six months ended June 30, 2004, primarily reflecting a decrease in our gross profit combined with a deterioration in working capital compared with that of the six months ended June 30, 2004.
Cash used in investing activities, which consists of net capital expenditures, decreased by 48.5% to €28.4 million in the six months ended June 30, 2005, as compared with €55.1 million in the six months ended June 30, 2004. This decrease was due primarily to higher levels of capital expenditure in the fourth quarter of 2004 to fund network expansion, thus reducing the need for capital expenditure in the beginning of 2005. Furthermore, we accelerated our capital expenditures in the first half of 2004 in preparation for the Olympic Games in Athens.
Cash used in financing activities decreased by 69.6% to €22.7 million in the six months ended June 30, 2005, compared with €74.6 million in the six months ended June 30, 2004, reflecting higher repayments of borrowings from Telecom Italia S.p.A.
Capital expenditures
The following table presents our capital expenditures as depicted in our statements of cash flows for the six months ended June 30, 2004 and 2005:

		Six months ended
		June 30,
		(unaudited)
(In thousands)	2004	2005
Capital expenditures	€55,068	€28,377
We estimate that for the period from 2005 through the end of 2007 our total capital expenditure (mainly associated with the rollout of our UMTS network and our GSM 900/GSM 1800 network, including network equipment and related information system infrastructure) is expected to be approximately €400.0 million. We expect our funding requirements to be covered primarily by operational cash flows from our business. As of September 13, 2005, our contractual obligations in respect of capital expenditures were approximately €25.3 million.

Capital resources
Historically, our principal source of liquidity has been our operating cash flows, borrowings from the Telecom Italia group and other bank borrowings. In anticipation of the acquisition of shares of TIM Hellas by Troy GAC, affiliates of Troy GAC entered into a Revolving Credit Facility with Deutsche Bank AG London and J.P. Morgan plc, as mandated lead arrangers and bookrunners, J.P. Morgan Europe Limited as issuing bank, agent and security agent. The Revolving Credit Facility initially provides for commitments of up to €250.0 million, which commitments will automatically be reduced to €200.0 million upon consummation of the merger of Troy GAC and TIM Hellas. Amounts borrowed under the Revolving Credit Facility will bear interest for each interest period at rates per annum equal to EURIBOR plus an applicable margin. Currently, no amounts have been drawn under this facility.
We believe that our operating cash flow and borrowings under the Revolving Credit Facility will be sufficient for our present liquidity requirements and commitments. However, the actual amount of our financing requirements will depend on a number of factors, many of which are beyond our control.
Since the completion of the acquisition of shares of TIM Hellas by Troy GAC, our parent and its affiliates have been highly leveraged and have significant debt service obligations.

TIM name licensed by TIM Italia S.p.a.